Schedule B
to the Distribution and Service (Rule 12b-1) Plan

(as amended on January 21, 2016 to add the Scharf Balanced Opportunity Fund)

Series or Fund of Advisors Series Trust
Scharf Global Opportunity Fund
Scharf Fund
Scharf Alpha Opportunity Fund Scharf Balanced Opportunity Fund